Exhibit 99.11

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements herein constitute forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “forecast,” “will,” “expect,” “budget,” “contemplate,” “believe,” “estimate,” “continue,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. You should read statements that contain these words carefully because they:

●	discuss future expectations;

●	contain projections of future results of operations or financial condition; or

●	state other “forward-looking” information.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed herein provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

●	our ability to raise additional capital before the beginning of the second half of 2024 in order to satisfy our liquidity needs on terms acceptable to us or at all;

●	our ability to achieve the expected benefits from the Transactions contemplated by the Transaction Support Agreement;

●	our ability to successfully engage in strategic transactions including mergers, acquisitions, joint ventures, partnerships and other equity and debt investments;

●	our ability to implement and obtain the expected benefits from our business plans and other cost-saving initiatives;

●	the risk that our board of directors may take actions with which you disagree;

●	prospects for reaching and maintaining profitability and positive cash flow in the future;

●	global inflation and cost increases for labor, fuel, materials and services;

●	geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending;

●	having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently;

●	availability of credit for vehicle and other financing and the affordability of interest rates;

●	increasing Cazoo’s service offerings and price optimization;

●	effectively promoting Cazoo’s brand and increasing brand awareness;

●	expanding Cazoo’s product offerings and introducing additional products and services;

●	enhancing future operating and financial results;

●	achieving our long-term growth goals;

●	acquiring and protecting intellectual property;

●	attracting, training and retaining key personnel;

●	complying with laws and regulations applicable to Cazoo’s business;

●	the volatility of the trading price of our Class A ordinary shares, which may increase as a result of the issuance of additional Class A ordinary shares and warrants pursuant to the Transaction Support Agreement;

●	our inability to comply with the restrictive debt covenants, including the liquidity covenant, contained in the New Notes Indenture;

●	Cazoo’s ability to regain compliance with the continued listing standards of the NYSE as set forth in Section 802.01B and Rule 802.01C of the NYSE Manual within the applicable cure period;

●	Cazoo’s ability to continue to comply with applicable listing standards of the NYSE; and

●	the risk that Cazoo may cease to be a listed company or an SEC-reporting company in the future

These and other factors are more fully discussed in the “Risk Factors” included in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in subsequent filings with the SEC. These risks could cause actual results to differ materially from those implied by the forward-looking statements contained in herein.

All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.